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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549
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                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)

                            TARGET INCOME FUND, INC.
            (Name of Issuer and Name of Person (s) Filing Statement)

                          Common Stock, $.0l Par Value
                         (Title of Class of Securities)

                                    87611K103
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Jon LaVine
                               LaVine & Associates
                           26691 Plaza Drive, Ste. 222
                         Mission Viejo, California 92691
                                 (714) 367-1935
    (Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                            Michael B. Jeffers, Esq.
                          Jeffers, Wilson & Shaff, LLP
                       18881 Von Karman Avenue, Suite 1400
                            Irvine, California 92612
                                 (714) 660-7700

                          March 12, 1997 (approximate)
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

Calculation of Filing Fee

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Transaction Valuation(1)                           $ 11,129,910
Amount of Filing Fee                               $      2,226
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(1)  Calculated on the basis of shares of Common Stock  outstanding  as of March
     11, 1997, which were valued at the net asset value of $10.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:_____________________  Filing Party:_____________________

Form or Registration No.:___________________  Date Filed:_____________________

Item 1. Security and Issuer

         (a) The issuer is Target Income Fund, Inc. (the "Fund"). The address of the principal executive office of the Fund is 26691 Plaza Drive, Suite 222, Mission Viejo, California 92691.

         (b) This Statement relates to an offer by the Fund to purchase all (1,112,891.001 shares on the date of this Statement) of its common stock outstanding, par value $.01 per share (the "Shares") for cash at a price equal to the net asset value per Share ("NAV") determined as of the close of the New York Stock Exchange on the day the Offer terminates, plus accrued dividends and all sales charges paid by the Shareholder in acquiring the Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March , 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(b), respectively. The Offer includes any shares held by any officer, director or affiliate of the Fund, on the same terms as for all other Shareholders.

         Reference is made to the Cover Page, Item 1--"Price; Number of Shares", and Item 4 -- "Interest in Securities of the Issuer", in the Offer to Purchase, which is incorporated herein by reference.

         (c) The Shares are not traded on any established trading market. The Fund has maintained a stable NAV of $10.00 per share during the past two years and at all times since inception.

         (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

         Reference is made to Item 4 -- "Source and Amount of Funds", in the Offer to Purchase, which is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         Reference is made to Item 3 -- "Purpose of the Offer", in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

         Reference is made to Item 7 -- "Contracts and Relationships with Affiliates", in the Offer to Purchase, which is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         Reference is made to Item 4 -- "Source and Amount of Funds", in the Offer to Purchase, which is incorporated herein by reference.

         A copy of the CGC Agreement with the Fund for the purchase of certain of the Fund's investment assets is filed as Exhibit (c)(1).

         Copies of the agreements between Bay View Federal Bank and the Fund for the purchase of certain of the Fund's investments assets is filed as Exhibit
(c)(2).

Item 6. Persons Retained, Employed or to be Compensated.

         No persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

Item 7. Financial Information.

         (a)(1) The Fund's Annual Reports to Shareholders containing audited financial statements for the fiscal years ended October 31, 1996 and 1995, respectively, including the independent accountant's report dated December 18, 1996 and December 21, 1995, respectively, are filed as Exhibits (g)(1) and
(g)(2) to this Statement and are incorporated herein by reference.

         (2) The Fund is not required to file quarterly reports under the Exchange Act.

         (3) Certain ratios applicable to the /Fund for the fiscal years ended October 31, 1996 and 1995, respectively, are contained in Exhibits (g)(1) and
(g)(2), respectively, and are incorporated herein by reference.

         (4) The Fund's NAV as of October 31, 1996 and 1995, respectively are set forth in Exhibits (g)(1) and (g)(2), respectively and are incorporated herein by reference.

         (b) It is not possible for the Fund to predict the number of Shares that will be tendered pursuant to the Offer; accordingly, it is not possible for the fund to provide pro forma information disclosing the effect of the tender offer.

Item 8. Additional Information.

         (a)-(d) Not applicable.

         (e) The Offer to Purchase, which is filed as Exhibit (a)(1)(A), is incorporated by reference in its entirety.

Item 9. Material to be Filed as Exhibits.

        (a)(1)(A)       Offer to Purchase

        (a)(1)(B)       Letter of Transmittal

        (c)(1) Form of Agreement between CGC and the Fund regarding the purchase of the Fund's investment assets.

        (c)(2) Form of Agreements between Bay View Federal Bank and the Fund regarding the purchase of certain of the Fund's investment assets.

         (g)(1) 1996 Annual Report to Shareholders, including audited financial statements for the two-year periods ended October 31, 1996 and 1995, respectively, previously filed on January 10, 1997, and incorporated herein by reference.

         (g)(2) 1995 Annual Report to Shareholders, including audited financial statements for the two-year periods ended October 31, 1995 and 1994, respectively previously filed on February 20, 1996, and incorporated herein by reference.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TARGET INCOME FUND, INC.

                                        By /s/ Jon LaVine
                                           -------------------------------------
                                           Jon LaVine, President

Dated: March 12, 1997